650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 24, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:              Mark P. Shuman

Katherine Wray

Re:          Marketo, Inc.

Registration Statement on Form S-1

Filed December 23, 2013

File No. 333-193025

On behalf of our client, Marketo, Inc. (“Marketo” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 16, 2014 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and a revised draft of the Registration Statement.  For the Staff’s reference, we are providing the Staff with both a clean copy of the Registration Statement and a copy marked to show all changes from the version filed on December 23, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except as otherwise specifically indicated, the page number references in this letter correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.                                      Your Form 8-K filed December 19, 2013, indicates that your acquisition of Insightera was a significant acquisition as that term is used in Item 2.01 of Form 8-K.  The Form 8-K also indicates that you intend to file financial statements and pro forma information pursuant to Rule 3-05 and Article 11 of Regulation S-X in connection with the Insightera acquisition.  In light of the foregoing, please tell us how you appear to have concluded that the Insightera acquisition agreement is not a material agreement.  In this regard, we note that the Form 8-K filed on December 12, 2013, announcing entry into the acquisition agreement was filed pursuant to Item 8.01 instead of Item 1.01 of Form 8-K, and the acquisition agreement is not filed as an exhibit to your registration statement.

AUSTIN      BEIJING      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

A.            The Insightera acquisition is not material under the factors established in the case law and Staff guidance.

We have concluded that the Share Purchase Agreement dated December 11, 2013 (the “Purchase Agreement”) entered into in connection with Marketo’s acquisition of Insightera Ltd. (“Insightera”) is not a material agreement of Marketo based on an analysis of factors established by relevant case law and published guidance issued by the Staff, as discussed further below.

Item 1.01 of Form 8-K requires that, within four days of entering into a material definitive agreement, a registrant provide certain information concerning that agreement, including its date, the identities of the parties, and a brief description of its terms and conditions, on a current report on Form 8-K.  Item 1.01 of Form 8-K defines a “material definitive agreement” as an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.  Items 601(b)(2) and (10) of Regulation S-K require that material plans of acquisition and contracts not made in the ordinary course of business which are material to the registrant and are to be performed in whole or in part at or after the filing of an applicable registration statement or report, subject to certain exceptions, be filed as exhibits to, among other things, registration statements on Form S-1 and current reports on Form 8-K under which disclosure is provided under Item 1.01 of Form 8-K.

The term “material” is defined neither under Item 1.01 of Form 8-K nor under Items 601(b)(2) or (10) of Regulation S-K.  Registrants must instead look to general standards of materiality defined in rules promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), written judicial decisions, and published administrative guidance, when assessing whether a contract is material and disclosure is required in either context.  In this regard, the Staff, citing TSC Industries v. Northway, Inc., 426 U.S. 438, 449 (1976) and Basic, Inc. v. Levinson, 485 U.S. 224, 231 (1988), has stated that information is material if “there is a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision.  To fulfill the materiality requirement, there must be a substantial likelihood that a fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”  [Citations omitted.]  SEC Release No. 33-7881 (Aug. 15, 2000); see also Securities Act Rule 405, 17 CFR 230.405; Exchange Act Rule 12b-2, 17 CFR 240.12b-2.  The Staff has advised against making materiality determinations through the application of any single quantitative formula, stating that both quantitative and qualitative factors must be taken into account.  SEC Release No. SAB 99 (Aug. 12, 1999).

B.            The Insightera acquisition is not quantitatively material to Marketo’s business.

Based on the foregoing, Marketo believes that a reasonable investor would not consider the Purchase Agreement material in amount or significance in the context of making a voting or investment decision concerning Marketo’s common stock.  Marketo determined that the amount of the consideration paid to acquire Insightera, and the assets acquired, are not of a nature or magnitude that would be material to Marketo or its investors.  In this regard, the purchase consideration in the Insightera acquisition was approximately $20.3 million, net of cash acquired (consisting of 427,761 shares of Marketo’s common stock, valued at approximately $14.1 million based on the closing price of Marketo’s common stock on the date the acquisition closed, and $6.2 million of cash, net of cash acquired), which equaled 1.7% of Marketo’s approximately $1.21 billion market capitalization (calculated as of September 30, 2013, Marketo’s last fiscal quarter before the Insightera acquisition closed).

In addition, after analyzing Insightera’s impact on Marketo’s most relevant financial metrics and on Marketo’s assets, Marketo concluded that Insightera did not constitute a material portion of its post-acquisition business.  Set forth in the table below is (i) a comparison of Marketo’s and Insightera’s respective revenue, gross profit and net loss amounts for the year ended December 31, 2012 and for the nine months ended September 30, 2013 and (ii) the percentage of Marketo’s post-acquisition revenue, gross profit and net loss contributed by Insightera.

	Year Ended December 31, 2012			Nine Months Ended September 30, 2013 (Unaudited)
	Marketo	Insightera (Unaudited)%		Marketo	Insightera	%
	(in thousands)			(in thousands)
Revenue	$58,413	$159	0.27	$67,747	$231	0.34
Gross Profit	$33,755	$122	0.36	$40,054	$154	0.38
Net Loss	$(34,385)	$(577)	1.65	$(31,865)	$(1,410)	4.23

Set forth in the table below is (i) a comparison of Marketo’s and Insightera’s respective assets as of December 31, 2012 and as of September 30, 2013 and (ii) the percentage of the assets of Marketo’s combined, post-acquisition assets contributed by Insightera.

	As of December 31, 2012			As of September 30, 2013 (Unaudited)
	Marketo	Insightera (Unaudited)%		Marketo	Insightera	%
	(in thousands)			(in thousands)
Assets	$79,156	$599	0.75	$184,476	$4,882	2.58

Marketo does not expect the Insightera acquisition to have a material impact on these or other key financial metrics or on Marketo’s assets post-acquisition.  Based on these considerations, Marketo believes that the Insightera acquisition is not quantitatively significant to Marketo’s business.

Furthermore, the Insightera acquisition will not have a material impact on Marketo’s cash resources or result in material dilution to Marketo’s stockholders.  The $6.2 million of cash consideration,

net of cash acquired, paid by Marketo in the acquisition represented only 4.4% of the approximately $140.9 million of cash and cash equivalents held by Marketo as of September 30, 2013.  Marketo’s common stock was only minimally diluted as a result of the acquisition, as the 427,761 shares of common stock issued in the acquisition represented approximately 1% of Marketo’s 37,964,462 shares outstanding as of September 30, 2013.

C.            Despite its constituting a “significant acquisition” under Item 2.01 of Form 8-K, the Insightera acquisition is not material due to recent growth in Marketo’s business.

While the Insightera acquisition constituted a “significant acquisition” as that term is used in Item 2.01 of Form 8-K, Marketo concluded that Insightera does not constitute a material portion of its business because Marketo’s business has experienced substantial growth since December 31, 2012, the date as of which this significance determination was made.

Item 2.01 of Form 8-K requires disclosure with respect to the completion of an acquisition of “a significant amount of assets, otherwise than in the ordinary course of business.”  Because Insightera constitutes a “business” (as defined in Rule 11-01(d) of Regulation S-X), Instruction 4 to Item 2.01 of Form 8-K requires disclosure under Item 2.01 if that business is significant under the standard set forth in Rule 11-01(b) of Regulation S-X.  Under Rule 11-01(b) of Regulation S-X, a business combination is considered significant if the business would be a significant subsidiary under any of the Investment Test, the Asset Test or the Income Test (each as defined in footnote 1, below) set forth in Rule 1-02(w), in each case substituting 20% for 10% in each place it appears in Rule 1-02(w).(1)

The Company applied each of the Investment Test, Asset Test and Income Test based upon Marketo’s and Insightera’s financial statements as of and for the period ended December 31, 2012 in accordance with guidance published by the Staff.  See Financial Reporting Manual, Division of Corporation Finance, at 58 (updated as of June 30, 2013) (requiring, in general, a comparison of the most recent pre-acquisition annual financial statements of the acquired business to the registrant’s pre-acquisition consolidated financial statements as of the end of the most recently completed audited fiscal year required to be filed with the Commission).  Based upon these accounting determinations, Insightera technically represented a significant acquisition under the Investment Test, although it fell well short of qualifying under the Assets Test and the Income Test, as of and for the year ended December 31, 2012.

(1)  Under Rule 1-02(w), as modified by Rule 11-01(b), a subsidiary is deemed significant if it meets any of the following tests: (i) the registrant’s and its other subsidiaries’ investments in and advances to the subsidiary exceed 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Investment Test”); (ii) the registrant’s and its other subsidiaries’ proportionate share of the total assets (after intercompany eliminations) of the subsidiary exceeds 20% of the total assets of the registrant and its subsidiaries consolidated as of the end of the most recently completed fiscal year (the “Asset Test”); or (iii) the registrant’s and its other subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the subsidiary exceeds 20% of such income of the registrant and its subsidiaries consolidated for the most recently completed fiscal year (the “Income Test”).

	As of and for the year ended December 31, 2012	As of and for the nine months ended September 30, 2013
Investment Test	30%	13%
Asset Test	1%	3%
Income Test	2%	5%

Although Insightera was deemed a significant acquisition as of December 31, 2012, Marketo’s substantial growth since the end of 2012 has rendered Insightera immaterial to Marketo’s business as of the completion of the acquisition.  For example, Marketo’s total revenues increased to approximately $67.7 million for the nine month period ended September 30, 2013 compared to $41.6 million for corresponding period in 2012, and its total assets increased to approximately $184.5 million as of September 30, 2013 from $79.2 million as of December 31, 2012.  As shown in the table above, if the Investment Test, Asset Test and Income Test were performed based upon Marketo’s and Insightera’s financial statements as of and for the period ended September 30, 2013, the date of Marketo’s most recent publicly available pre-acquisition financial statements, the Insightera acquisition would not qualify as a significant acquisition under any relevant test.

Guidance issued by the Staff, consistent with established case law, makes clear that no single rule is determinative of whether information is material to investors.(2)  The Company believes that the fact that the Insightera acquisition qualified as a significant acquisition based upon financial information as of a date nearly a year prior to its completion is not dispositive as to the question of the acquisition’s materiality.  Rather, this fact must be considered both in light of the other quantitative measures discussed above — such as the relative amounts of their revenues and assets, and the size of the acquisition relative to Marketo’s market capitalization — and the rapid growth to Marketo’s business between December 31, 2012 and the date of the announcement of the acquisition.

D.    The Insightera acquisition is not qualitatively material to Marketo’s business.

In addition to the quantitative significance and materiality tests discussed above, Marketo determined that there were no qualitative factors present that would support, let alone compel, a materiality conclusion.

Insightera’s product offerings are complementary to and expand the reach of Marketo’s existing products and services, but do not represent a new line of business for Marketo.  The Company is a

(2)  See SEC Release No. 33-7881, at 10 (Aug. 15, 2000) (citing Basic Inc. v. Levinson, 485 U.S. 224, 236 (1988), in which the Supreme Court held: “A bright-line rule indeed is easier to follow than a standard that requires the exercise of judgment in the light of all the circumstances. But ease of application alone is not an excuse for ignoring the purposes of the securities acts and Congress’ policy decisions. Any approach that designates a single fact or occurrence as always determinative of an inherently fact-specific finding such as materiality, must necessarily be over- or underinclusive.”)

provider of a cloud-based marketing platform.  Insightera is a real-time personalization platform that can identify visitors and customize their online and mobile communications.  The ability to personalize communications on a real-time basis offered by the Insightera solution is expected to expand the capabilities of Marketo’s marketing platform rather than significantly modify or expand its business.

The acquisition is not expected to materially change the market segments in which Marketo competes.  It is noteworthy that a number of Company customers, such as SanDisk, NICE Systems and Blue Jeans Network, were customers of Insightera prior to the acquisition.  Nor does Marketo expect the Insightera transaction to result in the immediate acquisition of new customers such as would have a material impact on Marketo’s short-term operating results.

Furthermore, none of the various qualitative factors that might result in the Purchase Agreement being considered a material agreement are present in this case.  For example, Insightera’s product offerings and pipeline are not critical to the future development of Marketo’s products.  The acquisition is not a material departure from Marketo’s pre-existing strategic plan, as Marketo has acquired synergistic businesses in the past, such as Crowd Factory in April 2012.  Nor are any members of Insightera’s management team currently, nor are they expected to become, directors or executive officers of Marketo.

For these reasons, Marketo believes that the Purchase Agreement was immaterial in amount and significance to Marketo and its business.

E.             Marketo has made adequate, timely public disclosure of the Insightera acquisition.

Marketo has made the public aware of its entry into the Purchase Agreement, the closing of the acquisition, and the acquisition’s material terms on a timely basis.  On December 12, 2013, Marketo published a press release and timely filed this press release as an exhibit to a current report on Form 8-K with the Staff, disclosing Marketo’s entry into the Purchase Agreement on December 11, 2013 and the strategic rationale for the acquisition.  On December 19, 2013, Marketo filed a current report on Form 8-K with the Staff that disclosed the completion of the acquisition and provided a detailed description of the purchase consideration.  As stated in that current report, Marketo intends to file the pro forma financial information required by Item 9.01(b) of Form 8-K by amendment of that current report by March 7, 2014.  Furthermore, the Registration Statement provides the requisite information concerning the former stockholders of Insightera and the shares of Common Stock received by them in the acquisition pursuant to the requirements of Form S-1.  The Company believes that these disclosures have provided the public with adequate, timely disclosure of the material terms of the Insightera acquisition.

F.              Conclusion.

For the reasons discussed above, we respectfully submit that the Purchase Agreement is not a material contract of the Company that required the filing of a current report under Item 1.01 of Form 8-K, nor is the Purchase Agreement required to be filed as an exhibit to the Registration Statement under Items 601(b)(2) or (10) of Regulation S-K.

2.                                      Further to the above comment, to the extent the acquisition of Insightera is material to the company, please tell us what consideration you gave to expanding or modifying disclosure in the risk factor, business and MD&A sections of your registration statement to disclose known, material effects of and uncertainties resulting from this acquisition.

In preparing the Registration Statement, Marketo’s Disclosure Committee (the “Committee”) met and discussed the acquisition and the contents of the Registration Statement, and determined, with assistance of management and legal counsel, that the disclosures set forth in the Registration Statement provided adequate and current information to investors concerning the acquisition.  In this regard, we note that the Registration Statement includes disclosure concerning risks associated with business acquisitions and the Company’s growth (see, e.g., “Risk Factors—Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of management, disrupt our business, dilute stockholder value and adversely affect our operating results and financial condition” on page 21 of the Registration Statement, and “Risk Factors—Our recent rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively” on page 13 of the Registration Statement) and information concerning the potential impact of resales of shares of Common Stock issued in connection with the acquisition (see “Shares Eligible for Future Sales” beginning on page 138 of the Registration Statement).  Marketo further notes that it has provided and will provide additional information concerning the acquisition on current reports filed on Form 8-K, as discussed above in subsection E of our response to comment no. 1, above.  For these reasons, Marketo believes that the disclosures set forth in the Registration Statement, including those disclosures contained in the risk factor, business and MD&A sections, provide investors with adequate information concerning the acquisition’s known, material effects and uncertainties.

Executive Compensation, page 110

3.                                      Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K with respect to your last fiscal year ended December 31, 2013.  Correspondingly, please update your disclosure pursuant to Item 404 of Regulation S-K as applicable, including any required disclosure relating to transactions with related persons since the beginning of your last fiscal year.

Marketo has updated the disclosure set forth under the heading “Executive Compensation” of the revised draft of the Registration Statement filed concurrently with this letter to provide the information called for by Item 402 of Regulation S-K with respect to its fiscal year ended December 31, 2013 and to make updates required under Item 404 of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules, page II-3

4.                                      Please file as exhibits the agreements relating to the acquisition of Insightera, including the Share Purchase Agreement dated December 11, 2013, that you describe in the filing.  Refer to paragraphs (b)(2) and (b)(10)(ii)(A) of Item 601 of Regulation S-K.

For the reasons discussed in our response to comment no. 1, above, we believe that the Purchase Agreement is immaterial in amount and significance and is not a material contract of Marketo.  Consequently, we respectfully submit that the Purchase Agreement is not required to be filed as an exhibit to the Registration Statement as a material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement, under Item 601(b)(2) of Regulation S-K, or as a contract not made in the ordinary course of business which is material to the registrant, under Item 601(b)(10) of Regulation S-K.

* * * *

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 849-3223 or tjeffries@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	Phillip M. Fernandez, Marketo, Inc.
Fred Ball, Marketo, Inc.
Margo M. Smith, Marketo, Inc.
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C